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                            October 25, 2022

       Flint A. Lane
       Chief Executive Officer
       BTRS Holdings Inc.
       1009 Lenox Drive, Suite 101
       Lawrenceville, New Jersey 08648

                                                        Re: BTRS Holdings Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 21,
2022
                                                            File No. 001-38947

       Dear Flint A. Lane:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       The Transaction Agreements
       Rollover and Contribution Agreements, page 82

   1. We note that your Chief Executive Officer and the Bain Capital Venture Entities have each entered into
voting and support agreements and rollover and contribution
                                                        agreements. Please
provide us with your analysis as to the applicability of Exchange Act
                                                        Rule 13e-3 to your
transaction. Your analysis should address the factors set forth in
                                                        Sections 201.01 and
201.05 of the staff's Going Private Transactions, Exchange Act Rule
                                                        13e-3 and Schedule
13E-3 Compliance and Disclosure Interpretations.
 Flint A. Lane
FirstName  LastNameFlint A. Lane
BTRS Holdings   Inc.
Comapany
October  25,NameBTRS
             2022      Holdings Inc.
October
Page  2 25, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Evan Rosen